SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President, Legal and Corporate Secretary

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,058,585[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,058,585

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,058,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.9%[2]

14.	Type of Reporting Person (See Instructions) CO

1  Includes: (i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010, (ii) 10,905,590 common shares (the “Subscription Shares”), (iii) 5,452,795 common shares issued on March 18, 2011 upon the exercise of purchase warrants (the “Augusta Warrants”) and (iv) 2,816,300 common shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013. The Subscription Shares and the Augusta Warrants were issued by Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), to HudBay Minerals Inc. (“Hudbay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between Augusta and Hudbay. The Subscription Agreement provided for the sale to Hudbay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit consisted of one common share of Augusta and one-half of one Augusta Warrant. Each whole Augusta Warrant entitled the holder to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Augusta Warrants in certain circumstances).  This filing does not reflect any common shares of Augusta that may be deemed to be beneficially owned by the directors and officers of Augusta and certain other Augusta shareholders that executed Lock-Up Agreements (as defined below) and Hudbay disclaims being a member of a group with the foregoing and disclaims beneficial ownership of the common shares of Augusta beneficially owned by the foregoing.  Those shares represent approximately 33% of the common shares of Augusta on a fully-diluted basis.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Hudbay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011, April 17, 2013 and February 10, 2014, with respect to the common shares of Augusta. The common shares of Augusta to which this Amendment relates are held directly by Hudbay. This Amendment is being filed to amend the Schedule 13D, as amended, in light of recent events.

Item 2.                          Identity and Background

(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of HudBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Item 4.                          Purpose of Transaction

Item 4 is supplemented as follows:

On June 23, 2014, Hudbay and Augusta announced that they had entered into a definitive support agreement (the “Support Agreement”) pursuant to which Hudbay agreed to increase the consideration that will be received by Augusta shareholders under Hudbay’s revised offer to purchase all of the issued and outstanding common shares (“Augusta Shares”) of Augusta not already owned by Hudbay (the “Revised Offer”).  Under the Revised Offer, Augusta shareholders will receive, in addition to 0.315 of a Hudbay common share (a “Hudbay Share”) as provided in Hudbay’s original offer, 0.17 of a warrant (a “Hudbay Warrant”) to acquire a common share of Hudbay for each Augusta Share, representing consideration of approximately C$3.56 per Augusta Share. The Revised Offer represents a total equity value of C$555 million based on 100% of the fully-diluted, in-the-money Augusta Shares (including those already owned by Hudbay).  Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the Revised Offer and has agreed to terminate Augusta’s Shareholder Rights Plan to permit shareholders to do so.

All of the directors and officers of Augusta and certain other Augusta shareholders (the “Lock-Up Shareholders”) have entered into agreements (collectively, the “Lock-Up Agreements”) with Hudbay pursuant to which, among other things, they have agreed to tender to the Revised Offer all of the Augusta Shares owned or controlled by them (including Augusta Shares issuable on the exercise of stock options and other convertible instruments). The Lock-Up Shareholders have represented that they own or control an aggregate of 43,509,405 Augusta Shares, which represent approximately 30% of the issued and outstanding Augusta Shares (33% on a fully-diluted basis).

2  Based on 145,456,617 common shares of Augusta outstanding as of May 10, 2014 as disclosed in Augusta’s Management’s Discussion and Analysis for the First Quarter Ended March 31, 2014, attached as Exhibit 99.2 to Augusta’s report on Form 6-K furnished on May 12, 2014.

A copy of the news release disclosing the entering into of the Support Agreement and the Lock-Up Agreements is attached hereto as Exhibit 99.1, a copy of the Support Agreement is attached hereto as Exhibit 99.2, and a copy of the form of Lock-Up Agreement is attached hereto as Exhibit 99.3, and each is incorporated herein by reference.  The foregoing summaries of the press release, the Support Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto.

Except as otherwise set forth in this Item 4, Hudbay currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although Hudbay may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.                          Material to be Filed as Exhibits

Exhibit 99.1                              Press release announcing the agreement between Hudbay and Augusta for a friendly acquisition (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 23, 2014).

Exhibit 99.2                              Support Agreement, dated June 23, 2014, by and between Hudbay and Augusta.

Exhibit 99.3                              Form of Lock-Up Agreement.

Additional Information

The full details of the Revised Offer (including the terms of the Hudbay Warrants) will be set out in the takeover bid circular, notices of variation and extension, and the notice of change (collectively the “Offer Documents”), which Hudbay has filed (or will be filing) with the Canadian securities regulatory authorities.  Hudbay also has filed a registration statement on Form F-10 relating to the offer and will file a registration statement on Form F-10 relating to the Revised Offer (as amended, the “Registration Statement”), which contains a prospectus (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO.  AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This filing does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: June 24, 2014	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary

Schedule I

Directors and Officers of HudBay

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of HudBay Minerals Inc. Unless otherwise indicated, the business address of such persons is c/o HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada.

Directors

Name	Principal Occupation and Address

G. Wesley Voorheis	Mr. Voorheis is a Partner of Voorheis & Co. LLP. Mr. Voorheis’s address is Voorheis & Co. LLP, Bay Adelaide Centre, 333 Bay Street, Suite 910, Toronto, ON M5H 2R2, Canada.

David Garofalo	Mr. Garofalo is President and Chief Executive Officer of HudBay.

Tom A. Goodman	Mr. Goodman is a corporate director.

Igor Gonzales	Mr. Gonzales is a corporate director.

Alan R. Hibben	Mr. Hibben is a Managing Director with RBC Capital Markets Inc. Mr. Hibben’s address is RBC Capital Markets Inc., 200 Bay Street, Toronto, ON M5J 2W7, Canada.

W. Warren Holmes	Mr. Holmes is a corporate director.

Sarah B. Kavanagh	Ms. Kavanagh is a corporate director.

John. L. Knowles	Mr. Knowles is President and CEO of Wildcat Exploration Ltd. Mr. Knowles’s address is Wildcat Resources, Suite 203, 1780 Wellington Avenue Winnipeg, MB R3H 1B3, Canada.

Alan J. Lenczner	Mr. Lenczner is a Partner at Lenczner Slaght Royce Smith Griffin LLP. Mr. Lenczner’s address is Lenczner Slaght Royce Smith Griffin LLP, 2600-130 Adelaide Street West, Toronto, ON M5H 3P5, Canada.

Kenneth G. Stowe	Mr. Stowe is a corporate director.

Michael T. Waites	Mr. Waites is a corporate director.

Executive Officers

Name	Principal Occupation

David Garofalo	President and Chief Executive Officer

David S. Bryson	Senior Vice President and Chief Financial Officer

Alan T.C. Hair	Senior Vice President and Chief Operating Officer

Ken Gillis	Senior Vice President, Corporate Development

Patrick Donnelly	Vice President, Legal and Corporate Secretary

David Clarry	Vice President, Corporate Social Responsibility

Cashel Meagher	Vice President, South America Business Unit

Patrick Merrin	Vice President, Business Development and Technical Services

Mary-Lynn Oke	Vice President, Finance

Hernan Soza	Vice President, Exploration

Brad W. Lantz	Vice President, Manitoba Business Unit